UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the months of: January 03, 2011 to March 07, 2011
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2 place Jean Millier
La Défense 6
92400 Courbevoie
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: March 08, 2011	By:	/s/ Jérôme Schmitt
		Name:	Jérôme SCHMITT
		Title:	Treasurer

TABLE OF CONTENTS
SIGNATURES
EXHIBIT INDEX

EXHIBIT INDEX

➢	EXHIBIT 99.1	France: Appointments (January 12, 2011)

➢	EXHIBIT 99.2	Australia: Total and partners launch the development of the GLNG project (January 13, 2011)

➢	EXHIBIT 99.3:	Argentina: Total acquires interests in several licenses in Argentina to appraise their shale gas potential (January 14, 2011)

➢	EXHIBIT 99.4:	Republic of the Congo: New Discoveries in the Moho-Bilondo License in the Republic of the Congo (January 25, 2011)

➢	EXHIBIT 99.5:	France: Notice of Appointments (February 3, 2011)

➢	EXHIBIT 99.6:	France: Minutes of the Board of Directors’ Meeting Held on February 10, 2011 (February 11,2011)

➢	EXHIBIT 99.7:	France: Fourth quarter and full year 2010 results (February 11, 2011)

➢	EXHIBIT 99.8:	Bolivia: Production start-up of the Itaú field (February 15, 2011)

➢	EXHIBIT 99.9:	Spain: Total Agrees to Sell its 48.83% Stake of Spanish Company CEPSA to IPIC and Initiates a Co-Operation with IPIC in Oil and Gas (February 16, 2011)

➢	EXHIBIT 99.10:	Russia: Total enters into a strategic partnership with the independent gas company Novatek (March 2, 2011)